

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2023

Benjamin Piggott
Chief Executive Officer
EF Hutton Acquisition Corp I
24 Shipyard Drive, Suite 102
Hingham, MA 02043

**Re: EF Hutton Acquisition Corp I
Amendment No. 2 to Registration Statement on Form S-4
Filed October 19, 2023
File No. 333-272914**

Dear Benjamin Piggott:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 2, 2023 letter.

Registration Statement on Form S-4 filed October 19, 2023

Summary, page 18

1.   Please revise to disclose the material terms of the Series A Convertible Preferred Stock.

Comparison of Corporate Governance and Stockholder Rights, page 174

2.   We note that your disclosure on page 176 appears to conflict with the exclusive forum provision on page C-8. Please revise or clarify.

General

3.   It appears that you are attempting to register the offer and sale of securities to ECD securityholders. Given that a majority of the common stock held by the ECD securityholders has already approved the Merger Agreement, please tell us how you concluded it is appropriate to register the offer and sale now. Refer to Securities Act Sections, Compliance and Disclosure Interpretation No. 239.13.

     Please contact Ernest Greene at 202-551-3733 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Evan Ewing at 202-551-5920 with any other questions.

     Sincerely,

     Division of Corporation Finance
     Office of Manufacturing